Exhibit 12.1
Pinnacle Financial Partners, Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended
	March 31, 2009	2008	2007	2006	2005	2004	2003

Fixed charges:
Interest expense — deposits	$17,734	$76,998	$61,672	$40,032	$13,691	$5,829	$4,349
Interest expense — other borrowings	$3,076	$14,855	$13,536	$8,698	$3,567	$1,573	$1,014
Amortized premiums, discounts and capitalized expenses related to indebtedness	$9	$14	$12	$12	$12	$12	$—
Interest expense — rentals	$—	$—	$—	$—	$—	$—	$—
TARP preferred stock dividends (pretax)	$1,695	$370	$—	$—	$—	$—	$—
Preference dividend requirements of consolidated subsidiaries	$—	$—	$—	$—	$—	$—	$—

Total fixed charges:	$22,514	$92,237	$75,220	$48,742	$17,270	$7,414	$5,363

Earnings:
Pretax earnings	$2,983	$43,241	$33,034	$26,383	$11,248	$7,491	$3,980
Fixed charges above	$22,514	$92,237	$75,220	$48,742	$17,270	$7,414	$5,363
Amortization of capitalized interest	$—	$—	$—	$—	$—	$—	$—
Distributed income of equity investees	$—	$—	$—	$—	$—	$—	$—
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—	$—	$—	$—	$—	$—

Less:
Interest capitalized	$—	$—	$—	$—	$—	$—	$—
Preference securities dividend requirements of consolidated subsidiaries	$—	$—	$—	$—	$—	$—	$—
Minority interest in pre-tax inocme of subsidiaries that have not incurred fixed charges	$—	$—	$—	$—	$—	$—	$—

Total earnings	$25,497	$135,478	$108,254	$75,125	$28,518	$14,905	$9,343

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits	162%	384%	344%	403%	414%	573%	493%
Including interest on deposits	113%	147%	144%	154%	165%	201%	174%

Ratio of earnings to fixed charges (excludes preferred dividends):
Excluding interest on deposits	197%	391%	344%	403%	414%	573%	493%
Including interest on deposits	114%	147%	144%	154%	165%	201%	174%